

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Ronald Miller
Chief Executive Officer
Discount Print USA, Inc
4460 West Hacienda Ave., Suite 103
Las Vegas, NV 89118

> **Re: Discount Print USA, Inc**
> **Offering Statement on Form 1-A**
> **Filed December 27, 2022**
> **File No. 024-12115**

Dear Ronald Miller:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeff Turner